Exhibit 99.2

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.
Société anonyme

Registered Office: 8-10, Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Dear Shareholders:

The Board of Directors (the Board) of Pacific Drilling S.A. (the Company) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the EGM) will be held in Luxembourg on November 5, 2018 at 10:00 a.m. Central European Time with the following agenda:

AGENDA

1.

Present the common draft terms of merger dated 3 October 2018 (the “CTM”) related to the merger by absorption of (i) Pacific Drilling First Lien Escrow Issuer Limited, a private company limited by shares governed by the laws of the British Virgin Islands, having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands, and registered with the BVI Registrar of Corporate Affairs under number 1990684 and (ii) Pacific Drilling Second Lien Escrow Issuer Limited, a private company limited by shares governed by the laws of the BVI, having its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, VG1110, British Virgin Islands, and registered with the BVI Registrar of Corporate Affairs under number 1990678 (collectively the “Absorbed Companies”), by the Company (the “Acquiring Company”),  the merger being implemented by way of transfer, following the dissolution without liquidation, of all assets and liabilities without exception or reservation of the Absorbed Companies to the Acquiring Company, and said CTM has been published with the Recueil Electronique des Sociétés et Associations, under number L180197161 on 4 October 2018 (the “Merger”);

2.	Acknowledge the directors’ report prepared pursuant to article 1021-5 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Law”);

3.

Given that the Merger is carried out under the simplified process, acknowledge that an examination of the CTM by independent experts or an expert report under article 1021-6 of the Law is not required;

4.	Acknowledge fulfilment of the obligations under article 1021-7 of the Law;

5.

Approve the Merger and realization of the Merger by absorption of the Absorbed Companies by the Acquiring Company as set forth in the CTM, such Merger to be perfected and effective from the date of publication of minutes of the Meeting with the Recueil Electronique des Sociétés et Associations in accordance with article 1021-16 (1) of the Law (the “Effective Date of the Merger”);

6.

Authorize any director, day-to-day manager or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

Luxembourg, October 26, 2018

/s/ Paul T. Reese

Paul T. Reese

Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on September 28, 2018 as the record date for the determination of the shareholders of the Company entitled to vote at the EGM or any adjournment thereof.
2.

At the EGM, provided a quorum of the holders of at least one-half of the share capital is represented, proposed resolutions shall be adopted by at least two-thirds of the votes cast. Each share is entitled to one vote.

3.

No shareholder of the Company shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time for holding the meeting. A shareholder of the Company may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

Exhibit 99.2

INFORMATION CONCERNING SOLICITATION AND VOTING

FOR THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 – APPROVAL

The Board has drawn up the CTM dated 3 October 2018 related to the merger by absorption of the Absorbed Companies by the Company, as the Acquiring Company, the merger being implemented by way of transfer, following the dissolution without liquidation, of all assets and liabilities without exception or reservation of the Absorbed Companies to the Acquiring Company and said CTM was published with the Recueil Electronique des Sociétés et Associations, under number L180197161 on 4 October 2018.

The Board recommends that the Shareholders acknowledge and approve the content of the CTM.

PROPOSAL 2 – APPROVAL

The Board has drawn up the directors’ report prepared pursuant to article 1021-5 of the Law (the “Directors Merger Report”).

The Board recommends that the Shareholders acknowledge and approve the content of the Directors Merger Report.

PROPOSAL 3 – APPROVAL

The Board has considered that, given that the Merger is carried out under the simplified process, an examination of the CTM by independent experts or an expert report under article 1021-6 of the Law is not required.

The Board recommends that the Shareholders acknowledge that the Merger is carried out under the simplified process and that an examination of the CTM by independent experts or an expert report under article 1021-6 of the Law is not required.

PROPOSAL 4 – APPROVAL

The Board has considered that in accordance with article 1021-7 of the Law, the documents in connection with the Merger were made available for inspection of the Shareholders at the registered office of the Company on 4 October 2018.

1

 The Board recommends that the Shareholders acknowledge the fulfillment of the obligations pursuant to article 1021-7 of the Law that the documents pertaining the Merger were made available for inspection of the Shareholders at the registered office of the Company.

 PROPOSAL 5 – APPROVAL

The Board has considered the approval of the Merger and realization of the Merger by absorption of the Absorbed Companies by the Acquiring Company as set forth in the CTM, to be perfected and effective from the Effective Date of the Merger.

The Board recommends that the Shareholders resolve to approve the Merger as set forth in the CTM and note that the Merger shall take effect and shall be effective against third parties from the Effective Date of the Merger.

PROPOSAL 6 – AUTHORIZATION TO TAKE ACTION

The Board recommends that the Shareholders approve the authorization of each Authorized Person, each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the Merger as well as (without limitation) the resolutions to be taken on the basis of the present agenda and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the EGM other than that stated in this notice of extraordinary general meeting.